

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

Ms. Elizabeth L. DelBianco
Executive Vice President
Chief Legal and Administrative Officer
Celestica Inc.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

      **Re:    Celestica, Inc.**
               **Form 20-F for the Fiscal Year Ended December 31, 2009**
               **File No. 001-14832**

Dear Ms. DelBianco:

      We have completed our review of your Form 20-F and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Stephen G. Krikorian
                    Accounting Branch Chief